Mail Stop 6010

November 5, 2008

VIA U.S. MAIL

Mr. Hyeon Seong Myeong
President, Chief Executive Officer and Director
Meridian Company, Ltd.
3F, Poonglim Tech-one Building 273-10
Seongsu-Dong 2ga
Seongdong-Gu, Seoul, Korea 133-120

>   **Re: Meridian Company, Ltd.**
>   **Form 20-F for the year ended December 31, 2007**
>   **Filed June 30, 2008**
>   **File No. 000-32341**

Dear Mr. Hyeon Seong Myeong:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Accounting Branch Chief